EXHIBIT 99.1

CANAGOLD RESOURCES TENDERS PROPOSALS FOR NEW POLARIS FEASIBILITY STUDY

Vancouver, B.C. – August 31, 2022 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company” or “Canagold”), is pleased to announce the issue of its request for tender to seven qualified consulting engineering firms to complete a feasibility study for the New Polaris project in Northwestern BC.

A Preliminary Economic Assessment (PEA) conducted by Moose Mountain Technical Services in February 2019 demonstrated the robust economic viability of the project. Using a gold price of US$1,500 per oz, the PEA indicated cash costs of US$400 per oz, an after-tax Net Present Value (NPV with 5% discount) of C$469 million with an after-tax Internal Rate of Return (IRR) of 56% and a 1.9-year payback period. On a pre-tax basis, the undiscounted life-of-mine cash flow totals CA$847 million (C$/US$ exchange rate of 0.71).

The current resource (from the 2019 PEA, 4g/t Au cut-off) includes an Indicated resource of 586,000 oz Au (1.7Mt @ 10.8 g/t) and an Inferred resource of 485,000 oz Au (1.5Mt @ 10.2 g/t).

“The time has come to take New Polaris across the finish line,” said Catalin Kilofliski, CEO of Canagold. “With our refocused ownership, the Board of Directors is committed to expediting this project to a feasibility study to reward our Company’s shareholders. We look forward to working with the selected globally renowned engineering consulting firm to take New Polaris to the next level.”

During 2021 and 2022, more than 30,000 meters of drilling in 54 holes were completed to increase mineral resource estimates and to upgrade the inferred resource to an indicated resource. An update to mineral resource estimates will be made using this recent drilling information for the feasibility study.

Chief Technical Officer Mike Doyle noted that the company’s goal is to advance the project by moving to a feasibility study as soon as possible. “The 2021-22 drilling results showed numerous high-grade gold intercepts in infill drilling, extended the resource at depth and also defined resources in the parallel C9 and C10 zones,” he said. “We’re now exploring the near-surface Y veins with an initial 8,000 metre program. All of this new data will ultimately feed into the feasibility study and the additional resources, together with a higher gold price compared to the PEA, should result in even stronger economics.”

Completion of the feasibility study is expected to take approximately 18 months.

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometres south of Atlin, BC and 60 kilometres northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the Taku River Tlingit First Nation traditional territory. Canagold is committed to providing employment and business opportunities capable of helping to support the local economies in the vicinity of its exploration projects.

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Qualified Person

Garry Biles, P.Eng, President & COO, Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 604-416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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